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SEC
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FEB 2 6 2009

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAFAYETTE INVESTMENTS, INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 WOODMONT AVENUE, SUITE 905
(No. and Street)

BETHESDA	**MD**	**20814**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAISER, SCHERER & SCHLEGEL, PLLC
(Name – *if individual, state last, first, middle name*)

1410 SPRING HILL RD., SUITE 400	**MCLEAN**	**VA**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **LAWRENCE JUDGE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **LAFAYETTE INVESTMENTS, INC.**, as of **DECEMBER 31**, 20 **08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Report and Statements of
Financial Condition
December 31, 2008 and 2007

KAISER SCHERER & SCHLEGEL, PLLC

Lafayette Investments, Inc.

Table of Contents

Independent Auditors' Report

Statements of Financial Condition 1

Notes to Financial Statements 2-9

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Board of Directors and Shareholders
Lafayette Investments, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Lafayette Investments, Inc.** (a Delaware corporation) as of December 31, 2008 and 2007. These financial statements are the responsibility of the **Lafayette Investments, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Lafayette Investments, Inc.** as of December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Kaiser Scherer & Schlegel, PLLC

February 23, 2009

Lafayette Investments, Inc.

Statements of Financial Condition

December 31,	**2008**	2007
Assets		
Cash and cash equivalents	**$ 1,386,405**	$ 1,229,354
Receivable from clearing broker	**404,304**	119,406
Securities owned (Note 4)		
Marketable, at market value	**3,091,191**	4,602,300
Not readily marketable, at estimated fair value	**109**	40
Fixed assets, net (Note 3)	**21,491**	36,575
Other assets	**119,766**	94,634
Total assets	**$ 5,023,266**	$ 6,082,309
Liabilities and Shareholders' Equity		
Liabilities		
Payable to clearing broker (Note 5)	**$ 3,084,984**	$ 4,612,418
Accounts payable, accrued expenses and other liabilities	**542,367**	215,603
Deferred income taxes (Note 7)	**3,771**	2,684
Total liabilities	**3,631,122**	4,830,705
Shareholders' equity (Notes 9 and 10)		
Common stock, $.01 par value; 10,000 authorized, 662 shares issued and outstanding	**7**	7
Paid in capital	**403,270**	403,270
Retained earnings	**988,867**	848,327
Total shareholders' equity	**1,392,144**	1,251,604
Total liabilities and shareholders' equity	**$ 5,023,266**	$ 6,082,309

The accompanying notes are an integral part of these financial statements.

1. Organization

Lafayette Investments, Inc. ("Lafayette") was incorporated in March 1988, under the laws of the state of Delaware. Lafayette, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. Lafayette is also a registered investment adviser under the Investment Advisers Act of 1940.

Lafayette has offices in Bethesda, Maryland and Ashton, Maryland.

Lafayette is a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions, and also provides fee-based investment advisory services.

2. Significant Accounting Policies

Securities Transactions

Lafayette uses the trade date basis of accounting for securities transactions and the related revenues and expenses.

Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are recognized and billed quarterly.

2. Significant Accounting Policies, (continued)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the valuation of investment securities and fixed assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents

Lafayette considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with Lafayette's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

Depreciation

Fixed assets consist of furniture, equipment, software and leasehold improvements. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the lease.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

Property and equipment consists of the following:

December 31,	**2008**	2007
Furniture and fixtures	**$ 66,731**	$ 66,731
Office equipment	**69,336**	69,336
Computer hardware	**90,340**	90,340
Computer software	**5,288**	5,288
Leasehold improvements	**24,260**	24,260
Fixed assets, at cost	**255,955**	255,955
Accumulated depreciation and amortization	**(234,464)**	(219,380)
Fixed assets, net	**$ 21,491**	$ 36,575

Depreciation and amortization expense for the years ended December 31, 2008 and 2007 was $15,084 and $23,476, respectively.

4. Securities Owned

Marketable securities owned consist of trading and investment securities and are carried at quoted market values. The marketable securities balance includes the following:

December 31,	**2008**	2007
State and municipal obligations	**$ 3,091,191**	$ 4,602,300
	$ 3,091,191	$ 4,602,300

5. **Fair Value Measurements on a Recurring Basis**

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following table presents the asset balances measured at fair value on a recurring basis as of December 31, 2008:

	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Assets:				
Cash	$ 1,386,405	$ -	$ -	$ 1,386,405
State and municipal obligations	$ 3,091,191	$ -	$ -	$ 3,091,191

(1) – quoted prices in active markets for identical assets or liabilities
(2) – observable inputs other than quoted prices in active markets for identical assets and liabilities
(3) – no observable pricing inputs in the market

6. **Payable to Clearing Broker**

Lafayette's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 1.5% at December 31, 2008 and 5.5% at December 31, 2007. Lafayette earns interest on the bonds during the period in which they are held in inventory. The carrying value of the payable to clearing broker approximates the fair value based on current market rates and conditions.

7. **Income Taxes**

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

7. Income Taxes, (continued)

The provision for income tax expense consists of the following:

Year ended December 31,	2008	2007
Current provision:		
Federal	$ 78,552	$ -
State	17,793	-
Net current income tax provision	96,345	-
Deferred income tax expense:		
Federal	1,087	2,578
State	-	1,105
Net deferred income tax expense	1,087	3,683
Total income tax provision	$ 97,432	$ 3,683

8. FASB Interpretation 48, Accounting for Uncertainty in Income Taxes

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008.

The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

There were no loss contingencies resulting from uncertain tax positions for the years ended December 31, 2008 and 2007.

9. Employee Retirement Plans

Lafayette maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense and a corresponding liability for employer contributions for the years ended December 31, 2008 and 2007 was approximately $266,000 and $154,000, respectively.

10. Net Capital Requirements

Lafayette is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, Lafayette had net capital of $1,108,245, which was $1,008,245 in excess of its required net capital of $100,000. Lafayette's aggregate ratio of indebtedness to net capital at December 31, 2008 was 0.49 to 1.

11. Stock Options

In 1997, Lafayette adopted the 1997 Stock Option Plan (the 1997 Plan). The maximum number of shares that may be optioned and sold under the 1997 Plan is 1,113. The 1997 Plan will have a term of ten years. Options granted under the 1997 Plan can have an exercise period of up to ten years. The 1997 Plan provided for the grant of stock options to employees and consultants of Lafayette. Pursuant to the 1997 Plan, options may be incentive stock options within the meaning of Section 442 of the Code or nonstatutory stock options, although incentive stock options may be granted only to employees. Unless determined otherwise by the Plan Administrator, all options are nontransferable.

11. Stock Options, (continued)

During 1998, Lafayette granted options to employees to purchase 200 shares at an exercise price of $1,668 per share. The exercise price approximated the fair market value at the date the options were granted. The options vested one-third at the date of grant and the remaining two-thirds vested ratably over a five year period. They became fully vested at December 31, 2003, and may be exercised within ten years from the date of grant.

	Options	Weighted Average Price
Balance at December 31, 2006	170	$ 1,668.00
Granted	-	$ -
Exercised	-	$ -
Expired	-	$ -
Balance at December 31, 2007	170	$ 1,668.00
Granted	-	$ -
Exercised	-	$ -
Expired	(170)	$ 1,668.00
Balance at December 31, 2008	-	$ -
Stock options vested at December 31, 2008	-	$ -

12. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. Commitments

Lafayette leases office space, equipment and access to financial data under various operating lease agreements. Lafayette incurred expenses of $345,276 in 2008 and $321,487 in 2007 relating to operating leases.

Following is a summary of minimum annual lease commitments as of December 31, 2008:

Year ended December 31,	
2009	$ 188,107
2010	88,882
2011	63,572
2012	32,333
	$ 372,894